8-37030

3/5

UNI
SECURITIESAND
Washin



09058466

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

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SEC FILE NUMBER

### FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2008__ AND ENDING __12/31/2008__
                                        MM/DD/YY                      MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Planners Securities Network Corporation

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1700 E. Lakeside Dr. #49
                        (No. and Street)

Gilbert                              AZ                      85234
(City)                              (State)                  (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cordovano and Honeck LLP
                        (Name – if individual, state last, first, middle name)

88 Inverness Circle East Building M Englewood CO          80112
(Address)          (City)              (State)            (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 3 2009

THOMSON REUTERS

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

# OATH OR AFFIRMATION

I, _Richard R. Norton_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Planners Securities Network Corporation_ , as of _Feb. 23_ , 20_09_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

OFFICIAL SEAL
PEGGY THOMPSON
Notary Public
Maricopa County, Arizona
My Comm. Expires 12-20-12

_____
Signature

_President_
Title

_Peggy Thompson  2/23/09_
Notary/Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*Cordovano and Honeck LLP*        *Certified Public Accountants*

88 Inverness Circle East
Building M
Englewood, Colorado 80112
(303) 329-0220 Phone
(303) 316-7493 Fax

**Report of Independent Auditors**

To the Sole Shareholder of:
Planners Securities Network Corporation

We have audited the accompanying statement of financial condition of Planners Securities Network Corporation (the "Company") as of December 31, 2008, and the related statements of operations, changes in membership capital/shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Planners Securities Network Corporation as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17A-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cordovano and Honeck LLP
Englewood, Colorado
February 23, 2009

# PLANNERS SECURITIES NETWORK CORPORATION
## Statement of Financial Condition
## December 31, 2008

### Assets

| | | |
|---|---|---:|
| Cash ................................................................. | $ | 32,062 |
| Total current assets............................................. | | 32,062 |

### Liabilities and Shareholders' Equity

| | | |
|---|---|---:|
| Total liabilities................................................... | $ | — |

Shareholders' equity (Note 2):

| | |
|---|---:|
| Common stock , no par value. Authorized 10 shares, | |
| issued and outstanding 9 shares............................. | 9,000 |
| Additional paid-in capital...................................... | 51,997 |
| Accumulated deficit.............................................. | (28,935) |
| Total shareholder's equity...................................... | 32,062 |
| $ | 32,062 |

## Note 1. Organization, Presentation and Summary of Significant Accounting Policies

*Organization and Basis of Presentation*
Planners Financial Service Corporation (the "Company") a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority ("FINRA").

*Basis of Presentation*
The Company is engaged in a single line of business as a fully-disclosed broker-dealer pursuant to certain exemptive provisions of SEC Rule 15-c3-3 subparagraph (k)(2)(i)

*Use of Estimates*
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Cash and Cash Equivalents*
The Company considers all highly liquid securities with original maturities of three months or less when acquired to be cash equivalents.

*Income Taxes*
The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. As such, the Company does not pay income taxes. Instead, each shareholder is liable for individual federal and state income taxes on their respective share of the Company's taxable income.

## Note 2. Shareholder's Equity

The Company is authorized to issue 10 shares of its no par value common stock.

## Note 3. Net Capital Requirements
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2008, the Company had net capital of $32,062, which was $27,062 in excess of its required net capital of $5,000. The Company's net capital ratio was not applicable as there was no aggregated indebtedness.

# Supplementary Schedules

## PLANNERS SECURITIES NETWORK CORPORATION
## Computation of Net Capital Under Rule 15c3-1
## For the Year Ended December 31, 2008

Schedule I

**Net Capital**

Total shareholder's equity qualified for net capital........................................................ $     32,062

Deductions:

    Less: non-allowable assets................................................................................      -

        Net capital............................................................................................ $     32,062

**Aggregate Indebtedness**

Total aggregate indebtedness........................................................................... $     -

**Computation of Basic Net Capital Requirement**

Minimum net capital required (based on

    aggregate indebtedness)............................................................................ $     -

Minimum dollar requirement.............................................................................. $     5,000

Net capital requirement...................................................................................... $     5,000

Excess net capital.............................................................................................. $     27,062

Excess net capital at 1000%............................................................................. $     32,062

Ratio: Aggregate indebtedness to net capital.................................................... N/A

# PLANNERS SECURITIES NETWORK CORPORATION
## Reconciliation of the Computation of Net Capital for Brokers and Dealers
## Pursuant to Rule 15c3-1 with that Reported in unaudited Part IIA (X-17a-5)
## For the Year Ended December 31, 2008

Schedule II

Net capital, as reported in Part IIA
(X-17a-5) of the Company's unaudited
FOCUS report at December 31, 2008.................................................$      32,062

Audit adjustments..........................................................................      -
    Net capital as reported in the accompanying audited financial statements......... $    32,062

**PLANNERS SECURITIES NETWORK CORPORATION**
**Computation for Determination of Reserve Requirements Under**
**Rule 15c3-3 of the Securities and Exchange Commission**

**December 31, 2008**

Schedule III

Exemption is claimed under Section (k) (2) (ii) paragraph:

Planners Financial Service Corporation holds no customers funds and/or securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

PLANNERS SECURITIES NETWORK CORPORATION
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

**December 31, 2008**

Schedule IV

Exemption is claimed under Section (k) (2) (ii) paragraph:

Planners Financial Service Corporation holds no customers funds and/or securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

## Cordovano and Honeck LLP

### Certified Public Accountants

88 Inverness Circle East
Building M
Englewood, Colorado 80112
(303) 329-0220 Phone
(303) 316-7493 Fax

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
## REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER
## CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Sole Shareholder of:
Planners Securities Network Corporation

In planning and performing our audit of the financial statements of Planners Securities Network Corporation (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Planners Securities Network Corporation
Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5 for a Broker Dealer
Claiming an Exemption from SEC Rule 15c3-3
Page 2

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we noted the following matter involving the control environment and its operation that we consider to be a material weakness as defined above.

**Segregation of Duties**

The size of the business necessarily imposes practical limitation on the effectiveness of those internal control practices and procedures that rely on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company. The above condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Planners Financial Service Corporation, for the year ended December 31, 2008, and this report does not affect our report thereon dated February 23, 2009.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Cordovano and Honeck LLP
Englewood, Colorado
February 23, 2009

# PLANNERS SECURITIES NETWORK CORPORATION
## Index to Financial Statements

*Cordovano and Honeck LLP*                   *Certified Public Accountants*

88 Inverness Circle East
Building M
Englewood, Colorado 80112
(303) 329-0220 Phone
(303) 316-7493 Fax

## Report of Independent Auditors

To the Sole Shareholder of:
Planners Securities Network Corporation

We have audited the accompanying statement of financial condition of Planners Securities Network Corporation (the "Company") as of December 31, 2008, and the related statements of operations, changes in membership capital/shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Planners Securities Network Corporation as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17A-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cordovano and Honeck LLP
Englewood, Colorado
February 23, 2009

# PLANNERS SECURITIES NETWORK CORPORATION
## Statement of Financial Condition
## December 31, 2008

### Assets

| | | |
|---|---|---:|
| Cash | $ | 32,062 |
| Total current assets | | 32,062 |

### Liabilities and Shareholders' Equity

| | | |
|---|---|---:|
| Total liabilities | $ | — |

Shareholders' equity (Note 2):

| | |
|---|---:|
| Common stock , no par value. Authorized 10 shares, issued and outstanding 9 shares | 9,000 |
| Additional paid-in capital | 51,997 |
| Accumulated deficit | (28,935) |
| Total shareholder's equity | 32,062 |
| $ | 32,062 |

# PLANNERS SECURITIES NETWORK CORPORATION
## Statement of Operations
### For the Year Ended December 31, 2008

| | | |
|---|---|---:|
| Commissions revenue | $ | — |
| **Costs and expenses:** | | |
| Commissions | | 1,200 |
| Insurance | | 364 |
| Professional services | | 7,000 |
| Other | | 3,263 |
| Total costs and expenses | | 11,827 |
| Net loss | $ | (11,827) |

# PLANNERS SECURITIES NETWORK CORPORATION
## Statement of Changes in Shareholders' Equity

| | Common Stock | | Additional Paid-in Capital | Accumulated Deficit | Total |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| Balance at January 1, 2008............ | 9 | $ 9,000 | $ 51,997 | $ (17,108) | $ 43,889 |
| Net loss........ | — | — | — | (11,827) | (11,827) |
| Balance at December 31, 2008........... | 9 | $ 9,000 | $ 51,997 | $ (28,935) | $ 32,062 |

See accompanying notes to financial statements

-5-

# PLANNERS SECURITIES NETWORK CORPORATION
## Statement of Cash Flows
## For the Year Ended December 31, 2008

| | | |
|---|---|---:|
| Cash flows from operating activities: | | |
| Net loss | $ | (11,827) |
| Net cash used in operating activities | | (11,827) |
| | | |
| Net change in cash and cash equivalents | | (11,827) |
| Cash and cash equivalents: | | |
| Beginning of period | | 43,889 |
| End of period | $ | 32,062 |
| | | |
| Supplemental disclosure of cash flow information: | | |
| Cash paid during the year for: | | |
| Income taxes | $ | — |
| Interest | $ | — |

## Note 1. Organization, Presentation and Summary of Significant Accounting Policies

*Organization and Basis of Presentation*
Planners Financial Service Corporation (the "Company") a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority ("FINRA").

*Basis of Presentation*
The Company is engaged in a single line of business as a fully-disclosed broker-dealer pursuant to certain exemptive provisions of SEC Rule 15-c3-3 subparagraph (k)(2)(i)

*Use of Estimates*
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Cash and Cash Equivalents*
The Company considers all highly liquid securities with original maturities of three months or less when acquired to be cash equivalents.

*Income Taxes*
The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. As such, the Company does not pay income taxes. Instead, each shareholder is liable for individual federal and state income taxes on their respective share of the Company's taxable income.

## Note 2. Shareholder's Equity

The Company is authorized to issue 10 shares of its no par value common stock.

## Note 3. Net Capital Requirements
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2008, the Company had net capital of $32,062, which was $27,062 in excess of its required net capital of $5,000. The Company's net capital ratio was not applicable as there was no aggregated indebtedness.

# Supplementary Schedules

# PLANNERS SECURITIES NETWORK CORPORATION
## Computation of Net Capital Under Rule 15c3-1
## For the Year Ended December 31, 2008

Schedule I

**Net Capital**

Total shareholder's equity qualified for net capital........................................................ $     32,062

Deductions:

Less: non-allowable assets....................................................................................... -

Net capital................................................................................................... $     32,062

**Aggregate Indebtedness**

Total aggregate indebtedness......................................................................................... $     -

**Computation of Basic Net Capital Requirement**

Minimum net capital required (based on

aggregate indebtedness)............................................................................................ $     -

Minimum dollar requirement......................................................................................... $     5,000

Net capital requirement................................................................................................. $     5,000

Excess net capital........................................................................................................... $     27,062

Excess net capital at 1000%.......................................................................................... $     32,062

Ratio: Aggregate indebtedness to net capital............................................................... N/A

# PLANNERS SECURITIES NETWORK CORPORATION
## Reconciliation of the Computation of Net Capital for Brokers and Dealers
## Pursuant to Rule 15c3-1 with that Reported in unaudited Part IIA (X-17a-5)
## For the Year Ended December 31, 2008

Schedule II

Net capital, as reported in Part IIA
    (X-17a-5) of the Company's unaudited
    FOCUS report at December 31, 2008.................................................. $      32,062

Audit adjustments..................................................................................      -
    Net capital as reported in the accompanying audited financial statements......... $      32,062

**PLANNERS SECURITIES NETWORK CORPORATION**
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

**December 31, 2008**

Schedule III

Exemption is claimed under Section (k) (2) (ii) paragraph:

Planners Financial Service Corporation holds no customers funds and/or securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

**PLANNERS SECURITIES NETWORK CORPORATION**
**Information Relating to Possession or Control Requirements**
**Under Rule 15c3-3 of the Securities and Exchange Commission**

**December 31, 2008**

Schedule IV

Exemption is claimed under Section (k) (2) (ii) paragraph:

Planners Financial Service Corporation holds no customers funds and/or securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

*Cordovano and Honeck LLP*                                      *Certified Public Accountants*

88 Inverness Circle East
Building M
Englewood, Colorado 80112
(303) 329-0220 Phone
(303) 316-7493 Fax

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Sole Shareholder of:
Planners Securities Network Corporation

In planning and performing our audit of the financial statements of Planners Securities Network Corporation (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Planners Securities Network Corporation
Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5 for a Broker Dealer
Claiming an Exemption from SEC Rule 15c3-3
Page 2

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we noted the following matter involving the control environment and its operation that we consider to be a material weakness as defined above.

**Segregation of Duties**

The size of the business necessarily imposes practical limitation on the effectiveness of those internal control practices and procedures that rely on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company. The above condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Planners Financial Service Corporation, for the year ended December 31, 2008, and this report does not affect our report thereon dated February 23, 2009.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Cordovano and Honeck LLP
Englewood, Colorado
February 23, 2009

END